14041418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 28 2014
Washington DC

SEC FILE NUMBER
8-67928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spread Zero LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Park Ave South Suite 1300
(No. and Street)

New York (City) NY (State) 10003 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners LLC
(Name – *if individual, state last, first, middle name*)

6 East 45th St (Address) NY (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 8/28/14

OATH OR AFFIRMATION

I, Stephen Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spread Zero LLC, as of 27 August, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Noreen Benson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPREADZERO LLC

FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITOR'S REPORT

JUNE 30, 2014

SPREADZERO LLC
Table of Contents
June 30, 2014

	Page
INDEPENDENT AUDITOR'S REPORT	3 – 4
FINANCIAL STATEMENTS	
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Member's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9 – 11
SUPPLEMENTARY INFORMATION:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the SEC	12
OTHER REPORTS	
Independent Auditor's Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From Securities And Exchange Commission Rule 15c3-3	13 – 14

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

INDEPENDENT AUDITOR'S REPORT

To SpreadZero LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of SpreadZero LLC (a wholly-owned subsidiary of SpreadZero Inc. and a development stage company), as of June 30, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SpreadZero LLC as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Offices
[illegible]

Ad3ptus

Emphasis-of-matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not generated revenue, has experienced losses since inception and has limited cash on hand. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital (page 12) is presented for purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

New York, NY
August 15, 2014

SpreadZero LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)
Statement of Financial Condition
June 30, 2014

ASSETS		
Cash	$	15,777
Other assets		1,507
TOTAL ASSETS	$	17,284
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses	$	7,500
Member's Equity		
Member's capital		505,782
Deficit accumulated in the development stage		(495,998)
Total member's equity		9,784
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	17,284

The accompanying notes are an integral part of this financial statement.

SpreadZero LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)
Statement of Operations
For the Year Ended June 30, 2014

Revenues		$ -
Expenses		
Salaries	$ 36,000	
Professional services	25,500	
Rent	4,800	
General and administrative	392	
Total expenses		66,692
Net loss		$ (66,692)

The accompanying notes are an integral part of this financial statement.

SpreadZero LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)
Statement of Changes in Member's Equity
For the Year Ended June 30, 2014

Balance - July 1, 2013	$	6,896
Capital contributions for expenses - non-cash for the year ended June 30, 2014		65,580
Capital contribution - cash		4,000
Net loss		(66,692)
Balance - June 30, 2014	$	9,784

The accompanying notes are an integral part of this financial statement.

SpreadZero LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)
Statement of Cash Flows
For the Year Ended June 30, 2014

Cash flows from operating activities:		
Net loss	$	(66,692)
Adjustments to reconcile net loss to net cash used in operating activities:		
Allocation of Company expenses contributed by Parent as capital		65,580
Net change in operating assets and liabilitites:		
(Increase) in other assets		(1,408)
Increase in accrued expenses		1,500
Net cash used in operating activities		(1,020)
Cash flows from financing activities:		
Capital contribution		4,000
Net increase in cash		2,980
Cash, beginning of year		12,797
Cash, end of year	$	15,777
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITY:		
Contribution of amounts due to Parent to capital	$	65,580

The accompanying notes are an integral part of this financial statement.

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

SpreadZero LLC (the "Company"), a wholly owned subsidiary of SpeadZero Inc., formerly SpreadZero Holdings Inc. (the Parent) was formed as a limited liability company in Delaware on October 23, 2007. The Company was formed to engage in the management of its Parent's proprietary trading platform for debt and equity securities.

The Company has been in the development stage since its formation and has not yet generated any revenue. The Company has had limited expenses consisting of start-up related activities. The Company is behind schedule for launching. The delay is due to the Parent refining the software for the trading platform. The Company anticipates beginning operations at an undetermined future date. As such, the Company is considered to be a development stage enterprise.

On January 1, 2009 the Company became a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc.

(b) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(c) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(e) INCOME TAXES

The Company is not subject to income taxes. The member reports its distributive share of income or loss on their own tax return. The tax years that remain subject to examination by taxing authorities are 2013, 2012 and 2011.

(f) START-UP AND ORGANIZATIONAL COSTS

Start-up and organizational costs are expensed as incurred.

(g) SUBSEQUENT EVENTS

For the year ended June 30, 2014, the Company has evaluated subsequent events for potential recognition or disclosure through August 15, 2014, the date the financial statements were available for issuance.

Note 2. GOING CONCERN

To date, the Company has not generated revenue, has experienced losses since inception and has limited cash on hand. Collectively, these factors raise substantial doubt about the Company's ability to continue as a going concern.

Management believes that its Parent will provide it with additional capital on an as-needed basis in the form of either loans or additional capital contributions to ensure that it is able to continue its operations. The Parent, however, may not have sufficient cash flows to provide such funds without raising additional capital for itself. In the event the Company is unable to obtain additional financing, there is no assurance that the Company will be able to continue as a going concern.

The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2014, the Company had net capital and net capital requirements of $8,277 and $5,000, respectively. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of June 30, 2014, the Company's net capital ratio was .91 to 1.

The Company operates pursuant to the exemption in SEC Rule 15c3-3(k)(2)(ii).

Note 4. CASH CREDIT RISK CONCENTRATION

The Company maintains an account in a bank located in the New York area. There is no excess of the deposit balance over amounts covered by the federal insurance at June 30, 2014.

Note 5. COMMITMENTS AND CONTINGENCIES

In addition, the Company could become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings would be covered by the Company's insurance policies and accordingly, would not have a material effect on the Company's financial position or results of operations.

Note 6. RELATED PARTY TRANSACTIONS

The Company's operating expenses are allocated to it by its Parent pursuant to an expense sharing agreement. Pursuant to such arrangement, the Company is allocated its share of certain Parent operating costs monthly based upon usage and the mutual agreement of the Company and its Parent, at $6,465 per month. In April of 2014, the monthly cost changed to $2,465 per month. This was the result of certain salary no longer being allocated to the Company. The Parent also pays for certain professional fees on behalf of the Company and is reimbursed by the Company on a dollar-for-dollar basis. For the year ended June 30, 2014, the allocation of Company expenses contributed by its Parent as capital was $65,580, which also includes certain specific non-allocated costs of the Company of $7,500. As of June 30, 2014, the Company has no amount due to its Parent for the reimbursement of such costs.

The Company is charged a certain percentage of rent based on office space used from its Parent on a monthly basis. Total rent expense for the year was $4,800.

Note 7. FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include • quoted prices for similar assets or liabilities in active markets; • quoted prices for identical or similar assets or liabilities in inactive markets; • inputs other than quoted prices that are observable for the asset or liability; • inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the assets or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to fair value measurements.

Other assets, as well as liabilities of a current maturity, approximate fair value due to their short-term nature.

SUPPLEMENTARY INFORMATION

SpreadZero LLC
(A Wholly-Owned Subsidiary of SpreadZero Inc.)
(A Development Stage Company)
Computation of Net Capital Pursuant to SEC Uniform Net Capital Rule 15c3-1
June 30, 2014

Credit:		
Member's Equity	$	9,784
Debits:		
Nonallowable assets:		
Other assets		1,507
Total debits		1,507
Net capital before haircuts		8,277
Haircuts on securities positions		-
Net Capital		8,277
Minimum requirements of 6-2/3% of aggregate indebtedness of $7,500 or SEC requirement of $5,000, whichever is greater		5,000
Excess net capital	$	3,277
Aggregate Indebtedness:		
Accrued expenses		7,500
Total aggregate indebtedness	$	7,500
Ratio of Aggregate Indebtedness to Net Capital		.91 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submittted by the Company with the unaudited Form X-17A-5 as of June 30, 2014.

See Independent Auditor's Report.

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To SpreadZero LLC

In planning and performing our audit of the financial statements of SpreadZero LLC (the "Company"), as of and for the year ended June 30, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities amounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that transactions are executed in accordance with management's authorization and recorded properly to permit with the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than material weakness, yet important enough to merit attention by those charged with governance.

Offices
New York City
Long Island
New Jersey

Ad3ptus

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners, LLC

New York, NY
August 15, 2014